SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
222 BAY STREET SUITE 1750, P.O. BOX 258 TORONTO, ONTARIO M5K IJ5 —— TEL: (416) 777-4700 FAX: (416) 777-4747 www.skadden.com May 29, 2012

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Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	David L. Orlic,

Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

Dear Mr. Orlic:

Set forth below is the response of Amaya Gaming Group Inc., a corporation organized under the laws of the Canadian province of Quebec (the “Company”), to the additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter of the Staff, dated May 24, 2012 (the “Comment Letter”), with respect to Amendment No. 7 to the Company’s Statement on Schedule TO filed with the Commission on May 16, 2012 (File No. 005-59141) (the “Seventh Amended TO”) and relating to the offer by the Company (the “Offer”) to purchase the entire issued and to be issued ordinary share capital of CryptoLogic Limited (“CryptoLogic Shares”). The Comment Letter was issued as a follow up to our letter to the Staff, dated May 22, 2012, in response to the third comment letter of the Staff, dated May 17, 2012 (the “Prior Comment Letter”).

For the convenience of the Staff, the text of the Commission’s comment in the Comment Letter has been duplicated in bold type to precede the Company’s response.

Securities and Exchange Commission

May 29, 2012

Notice of Change and Extension

1.	We refer to your response to prior comment 2. Please address how the terms of the offer could be amended after expiration of the initial offering period in a manner that is adverse, both procedurally and potentially economically, to security holders who did not tender during that period. We note that such security holders might have determined to make their investment decision at an earlier time, or might have desired to negotiate a private sale at a different price if the previously disclosed squeeze-out threshold had not been reached. Alternatively, we would not object if the offer was amended to disclose that (a) the offeror will not pursue a Subsequent Acquisition Transaction, (b) the offer will remain open for a period of at least five business days from the date of the amendment, and (c) security holders who have tendered securities during the current extension period will be permitted to withdraw such securities for at least five business days from the date of the amendment.

Response: The Company currently controls 88.95% of the CryptoLogic Shares. As described in our response to the Prior Comment Letter, one proposal advanced for a Subsequent Acquisition Transaction is for shareholders to pass a resolution amending the articles of incorporation of CryptoLogic Limited and the rights attaching to the CryptoLogic Shares, to introduce a call option for a majority shareholder. The Company has the ability to approve such a resolution as it controls more than 75% of the CryptoLogic Shares. In exercising such a call option, the Company would pay the same cash consideration as in the Offer for the CryptoLogic Shares it does not already own. Such cash amount would be held in trust by CryptoLogic Limited for the relevant former minority shareholders. The Company believes such a proposal is a reasonable and practical way to address the current situation in which (i) the deviation from ownership of the 90% of CryptoLogic Shares necessary for it to avail itself of the right to compulsory acquisition as set forth in the CryptoLogic Limited articles of incorporation, is immaterial, and (ii) the overwhelming majority of the remaining CryptoLogic Limited shareholders have not been reachable.

Since the Company filed the Seventh Amended TO, only a small number of additional CryptoLogic Shares have been tendered, but have not yet been taken up, under the Offer. The Information Agent for the Offer has informed us that the CryptoLogic Limited shareholders which have not accepted the Offer are smaller shareholders that have been difficult to locate or contact despite extensive efforts. According to the Information Agent, contact information is not available for many of these shareholders. With respect to shareholders for which an address and phone number are available, it has been possible to contact only a small number. Of this small number, most have been simply unresponsive to the efforts of the Information Agent. A handful, representing less than 0.3% of the outstanding Cryptologic Shares, have said that they would not tender to the Offer, based on the price. Only one shareholder has countered with a price it would accept, but this was at eight times the Offer price.

Securities and Exchange Commission

May 29, 2012

An alternative to pursuing the Subsequent Acquisition Transaction in the manner proposed in the Seventh Amended TO would be for the Company to further extend the Offer and to permit all shareholders which have tendered to the Offer (and been paid by the Company for their CryptoLogic Shares) to withdraw their tenders, and re-tender to the Offer, but with the benefit of the disclosure regarding a possible Subsequent Acquisition Transaction. We assume that shareholders which previously tendered to the Offer would simply re-tender, and the Company would once again control over 75 percent of the CryptoLogic Shares, putting it in the same position as it is currently to effect a Subsequent Acquisition Transaction. Based on this likely outcome, we suggest that the content and timing of the disclosure relating to the Subsequent Acquisition Transaction set forth in the Seventh Amended TO is not material to CryptoLogic shareholders that have not tendered to the Offer.

We concede that had the language in the Seventh Amended TO regarding a Subsequent Acquisition Transaction been included in the Offer Document prior to the original Offer expiry on March 28, 2012, or subsequent extensions, more Cryptologic Limited shareholders may have tendered at those times, and they would have received their consideration then, instead of following take-up under the Offer as amended on May 16, 2012, or pursuant to the Subsequent Acquisition Transaction itself. As a result, they might have benefited from receiving their consideration earlier. However, the difference in time is small, the Offer was fully financed (resulting in low payment risk) and given the small number of shares needed to achieve the 90% threshold, the difference in economics resulting from the timing difference in payment of the consideration is not material in either relative or absolute terms.

We note that 11.05% of the outstanding CryptoLogic Shares have not been tendered, and that only 1.05% are needed for the Company to be in a position to pursue a compulsory acquisition as set forth in the CryptoLogic Limited articles of incorporation. As stated above, contact has not been possible with holders of the overwhelming majority of this 11.05%. Based on the very high percentage of tenders to date by shareholders that have been contacted, it is reasonable to assume that, if contact with remaining shareholders was possible, enough of them would tender to give the Company the additional 1.05% that it needs to reach the 90% ownership level.

Securities and Exchange Commission

May 29, 2012

*    *    *

The undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (416) 777-4700 if you have any questions or need any additional information.

Sincerely,

/s/ Christopher W. Morgan
Christopher W. Morgan

cc:	David Baazov, President and Chief Executive Officer

(Amaya Gaming Group Inc.)

Michael Acedo

(Skadden, Arps, Slate, Meagher & Flom LLP)

Robert J. Brant

(McCarthy Tétrault LLP)

Ian Michael

(McCarthy Tétrault LLP)